EXHIBIT 99.1

Himax Pre-Announces Key Financial Results for Third Quarter 2018 Revenue, Gross Margin and EPS All Outperform Guidance

TAINAN, Taiwan, Oct. 05, 2018 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the three months ended September 30th, 2018. The third quarter results exceeded its revenues, gross margin and EPS guidance issued by the Company on August 9, 2018.

  Revenues were $188.4 million, an increase of 3.9% sequentially versus guidance of around flat from the last quarter. The revenue increase in the quarter was attributed to greater-than-expected production output of the new foundries for large display driver ICs and TDDI chips which the Company introduced to address the industry’s foundry capacity shortage issue. As anticipated, the Company’s WLO shipment volume to its anchor customer also increased significantly against that of Q2 2018.

  Gross Margin was 23.4% versus guidance of around 22.5%. A more favorable product mix and stronger-than-expected engineering fees from project engagements with both existing and new customers enhanced the Company's gross margin.

  IFRS earnings per diluted ADS were 0.5 cents, higher than the Company’s guidance of around -1.0 cents.

  Non-IFRS earnings per diluted ADS were 2.6 cents, higher than the Company’s guidance of around 1.5 cents.

The company reiterates its belief that its businesses will be out of the trough starting from the fourth quarter. It will provide the full financial report at the next conference call with investors and analysts in November. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel and the US. Himax has 2,997 patents granted and 442 patents pending approval worldwide as of June 30th, 2018. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2017 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
Tel: +1-630-362-9753
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
John Mattio, President
Lamnia International
Tel: +1-203-885-1058
Email: jmattio@lamniaintl.comwww.lamniaintl.com